UNITED STATES
sECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

1800 Wazee Street, Suite 500

Denver, CO 80202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2019 and 2018	2
Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2019 and 2018	3
Notes to Financial Statements	4
Supplemental Schedule – Schedule 1: Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2019	10
Signature
Exhibits: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Prologis 401(k) Savings Plan

Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Prologis 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Note 7, Subsequent Events, to the financial statements, due to the outbreak of a novel coronavirus (COVID-19), which was declared a global pandemic by the World Health Organization in March 2020, there has been substantial volatility in world financial markets resulting in declines in the market value of investments. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ACM LLP

We have served as the Plan’s auditor since 2018.

Denver, CO

June 5, 2020

PROLOGIS
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2019	2018
Assets

Cash	$37	$367
Cash receivable due to investments in transit, at fair value	62,461	-

Investments, at fair value	145,860	168,501

Notes receivable from participants	1,530	1,588
Contribution receivable from employer	449	180
Contribution receivable from participants	228	-

Net assets available for benefits	$210,565	$170,636

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2019	2018
Additions:
Contributions:
Employer, net of forfeitures	$3,210	$2,877
Participants	8,999	8,535
Rollover	988	449
Total contributions	13,197	11,861
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	38,908	(13,059)
Dividends, interest and other income	4,037	3,490
Total net investment income (loss)	42,945	(9,569)

Interest on notes receivable from participants	83	73
Total additions	56,225	2,365

Deductions:
Benefits paid to participants	16,099	8,445
Administrative expenses	197	183
Total deductions	16,296	8,628
Net increase (decrease) during the year, before transfer	39,929	(6,263)

Assets transferred due to plan merger	-	12,194

Net assets available for benefits:
Beginning of year	170,636	164,705
End of year	$210,565	$170,636

See accompanying notes to financial statements

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of the Prologis 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). The terms of the Plan in 2019 and 2018 are substantially the same unless noted otherwise. The Plan covers all eligible U.S. employees of Prologis. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper is Wells Fargo Bank, N.A.

Acquisition and Plan Merger

Effective August 22, 2018, Prologis acquired DCT Industrial Inc. and DCT Industrial Operating Partnership LP (collectively “DCT”). DCT was the plan sponsor of the DCT Management LLC 401(k) Plan (“DCT Plan”). Effective August 22, 2018, the DCT Plan was amended to freeze contributions and to fully vest all participants accounts held in the DCT Plan. Prologis approved the merger of the DCT Plan into the Plan and on November 7, 2018 all DCT Plan assets of approximately $12 million were liquidated and transferred to the Plan.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, participants may change their contribution percentage at any time. Participants may contribute on a pre-tax or after-tax basis, up to 75% of their eligible annual compensation, as defined in the Plan, not to exceed $19,000 ($25,000 if age 50 or older) and $18,500 ($24,500 if age 50 or older) in 2019 and 2018, respectively. Participants may also contribute amounts representing rollovers from other qualified plans or retirement accounts. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2019 or 2018.

Participant Accounts

Each participant’s account is credited or charged with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan income or losses, forfeitures and Plan expenses. Income (losses) of the Plan is allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service (“IRS”)), or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

The Company contributions deposited to the participant’s account follow the allocation of the participant’s investment elections.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment or installment equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 65 or may request a rollover from the Plan to another eligible retirement plan. If no request is made and a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of participants’ contributions, allocation of income (losses) and vested Company contributions.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company contribution dollars left in the Plan are called forfeitures. At December 31, 2019 and 2018, forfeitures remaining to be used were approximately $17,000 and $51,000, respectively. Forfeiture allocations are utilized to reduce future Company contributions or pay administrative expenses of the Plan. In 2019, Company match contributions were reduced by approximately $51,000 from forfeited accounts.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 6.50% at December 31, 2019. In 2019 and 2018, the maximum term of a loan was 5 years for a general-purpose loan and up to 10 years for the purchase of a principal residence. At December 31, 2019, these loans had expected maturities ranging through 2029.

Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

Cash Receivable due to Investments in Transit, at Fair Value

At December 31, 2019, there was an approximate $62 million cash receivable due to investments in transit, at fair value, resulting from the liquidation of five mutual funds to cash to be reinvested in similar mutual funds with Fidelity Management Trust Company after December 31, 2019. These five mutual funds were the Vanguard Institutional Index, Vanguard Mid-Cap Index, Vanguard Intermediate Term Bond Index, Vanguard Total International Stock Index and Vanguard Short-Term Bond Index. See Note 7 below for further information.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as reported to the Plan by the trustee. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s money market fund carrying amount is representative of its fair value due to the nature of the investment.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. The Company may elect to utilize forfeitures in their true-up matching contribution, therefore the receivable is presented net of the forfeitures utilized. These employer matching contributions were deferred at December 31, 2019 and 2018, respectively, and were paid to the Plan in 2020 and 2019, respectively. The Plan has included these deferred contributions as Contribution Receivable from Employer in the Statements of Net Assets Available for Benefits.

Contribution Receivable from Participants

Participants’ contributions are recorded in the period in which they are withheld by the Company. At December 31, 2019, employee contributions of approximately $228,000 were deferred and paid to the Plan in 2020. The Plan has included these deferred contributions as Contributions Receivable from Participants in the Statements of Net Assets Available for Benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses incurred by the Plan in 2019 and 2018 were approximately $197,000 and $183,000, respectively.

Certain other administrative expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

a.	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.	Level 3 — Unobservable inputs for the asset or liability.

For the years ended December 31, 2019 and 2018, all Plan investments were measured using Level 1 inputs. There were no transfers in or out of Levels 1, 2, or 3 during 2019 or 2018. The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds, equity securities and self-directed investments, are shown in the table below at December 31 (in thousands):

	2019	2018
Mutual funds	$129,947	$157,069
Prologis, Inc. common stock	13,183	8,801
Self-directed brokerage account	2,730	2,631
Total investments, at fair value	$145,860	$168,501

During the years ended December 31, 2019 and 2018, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2019	2018
Mutual funds	$31,912	$(14,618)
Prologis, Inc. common stock	4,467	(844)
Self-directed brokerage account	2,529	2,403
Net appreciation (depreciation) in fair value of investments	$38,908	$(13,059)

NOTE 3.  PLAN TERMINATION

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

NOTE 4. TAX STATUS

The Plan adopted a volume submitter plan that received an advisory letter from the IRS dated March 31, 2014, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan, as amended, is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2019 and 2018.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

31, 2019 and 2018, there were no uncertain positions taken that would require recognition of an asset or liability or disclosure in the financial statements.

NOTE 5.  PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments represented shares of common stock of Prologis and self-directed brokerage accounts as of December 31, 2019 and 2018, respectively, that qualified as party‑in‑interest transactions. In 2019 and 2018, there were approximately $1,000,000 of shares of Prologis common stock both purchased and sold. As discussed in Note 1, Wells Fargo, N.A. is the trustee, as defined by the Plan, and also serves as the record keeper to maintain the individual accounts of each Plan participant. In addition, certain fees are paid to Wells Fargo, N.A. and the Plan provides for loans to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 6.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events and interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of Prologis common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s Investments, at Fair Value in the Statements of Net Assets Available for Benefits. Although these individual funds maintain a level of diversification by investing in multiple equity, debt or other instruments, there may be a concentration of risk because the funds are invested at the direction of a single fund manager. At December 31, 2019, no individual fund within the investments represented more than 10% of the Plan’s Investments, at Fair Value. At December 31, 2019, prior to liquidation of certain assets, one individual fund included within Cash Receivable due to Investments in Transit, at Fair Value, represented 13.5% of the Plan’s combined Cash Receivable due to Investments in Transit, at Fair Value and Investments, at Fair Value.

NOTE 7.  SUBSEQUENT EVENTS

Changes to the Plan

Effective January 1, 2020, the Plan elected a new trustee and recordkeeper, Fidelity Management Trust Company. All Plan assets, including approximately $146 million of Investments, at Fair Value were transferred in-kind and approximately $62 million of a Cash Receivable due to Investments in Transit, at Fair Value were liquidated and reinvested in new investment options from the previous trustee and recordkeeper, Wells Fargo Bank, N.A. after December 31, 2019. In order to complete the transfer or liquidation and reinvestment, the Plan implemented a blackout period for all participants from December 23, 2019 until January 24, 2020.

With the transfer to Fidelity Management Trust Company, the Plan was amended and the employer contribution match was increased to 50% of participants’ contributions up to a maximum of 12% of eligible compensation.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Acquisition and Anticipated Plan Merger

Effective February 4, 2020, Prologis acquired Liberty Property Trust and Liberty Property Limited Partnership (collectively “Liberty”). Liberty was the plan sponsor of the Liberty Property Trust 401(k) Retirement Savings Plan (“Liberty Plan”). Prologis anticipates approving the merger of the Liberty Plan into the Plan and expects the Liberty Plan assets to be liquidated and transferred to the Plan later in 2020.

Risks related to the Coronavirus (“COVID-19”) Pandemic

In late 2019, COVID-19 surfaced, continued to spread globally and in 2020 was categorized as a global pandemic. Given the dynamic nature of COVID-19 and the volatility in the U.S. financial markets, it is difficult to predict the impact to the values of our Plan’s investments. Additionally, in March 2020, the federal government passed the COVID-19 Aid, Relief and Economic Security (“CARES”) Act. We are amending the Plan to allow participants to take COVID-19 eligible withdrawals under the CARES Act up to $100,000 without penalty and the Plan has granted several participant requests in 2020.

PROLOGIS	Schedule 1

401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(In thousands)
December 31, 2019

Identity of party involved / Description of investment	Current Value

Prologis common stock - approximately 147,000 shares*	$13,183

Mutual funds:
Vanguard Treasury Money Market	12,716
Vanguard Growth Index	12,129
American Funds Growth Fund of America	12,024
American Funds Washington Mutual	12,010
Vanguard Sm-Cap Growth Index	11,215
Vanguard Target Retirement 2035	10,737
Vanguard Balanced Index	9,231
Vanguard Target Retirement 2045	8,044
Artisan International	7,213
Vanguard Target Retirement 2025	7,081
Invesco Global Real Estate	4,403
Metropolitan West High Yield Bond	3,143
Vanguard Target Retirement 2050	3,054
American Beacon Small Cap Value	2,909
Vanguard Target Retirement 2040	2,541
Vanguard Target Retirement 2055	2,348
Vanguard Target Retirement 2030	2,336
Vanguard Target Retirement 2020	1,834
Vanguard Target Retirement 2015	1,590
Vanguard Target Retirement Income	1,588
PIMCO Real Return	1,010
Vanguard Target Retirement 2060	669
Vanguard Target Retirement 2065	122
Total mutual funds	129,947

Self-directed brokerage invested account*	2,730
Cash - self-directed brokerage liquid account*	37
Notes receivable from participants, 4.25% to 6.50%, maturing through April 2029*	1,530
Total assets (held at end of year)	$147,427
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

LAME!

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

LAME!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 5, 2020	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.